UNITED STATES SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 20)

SonomaWest Holdings, Inc.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

835637109
(CUSIP Number)

Craig R. Stapleton
President
Stapleton Acquisition Company
135 East Putnam Avenue
Greenwich, CT 06830
United States of America
(203) 622-1382

Copy to:

Ronald R. Levine, II, Esq.
Davis Graham & Stubbs LLP
1550 17th Street, Suite 500
Denver, CO 80202
(303) 892-7514
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 18, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 835637109	Schedule 13D	Page 2 of 23

1	NAMES OF REPORTING PERSONS Craig R. Stapleton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 263,687
	8	SHARED VOTING POWER 448,636(1)
	9	SOLE DISPOSITIVE POWER 263,687
	10	SHARED DISPOSITIVE POWER 355,065
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 712,323 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN
*	See “Explanatory Note to Cover Pages” following the cover pages to this Statement.
(1)
Includes 93,571 shares of Common Stock (as defined below) of the Company over which SAC (as defined below) has shared voting power with Leeward Capital, L.P. and Leeward Investments, LLC, pursuant to and to the extent provided in that certain Acquisition Support Agreement as further described in Item 6 herein. Mr. Craig R. Stapleton is the sole director and shareholder of SAC.

CUSIP No. 835637109	Schedule 13D	Page 3 of 23

(2)
Includes 263,687 shares beneficially owned directly by Mr. Stapleton and 355,065 shares held by the other persons who are filing this joint Schedule 13D and with whom Mr. Stapleton shares voting and dispositive powers.

CUSIP No. 835637109	Schedule 13D	Page 4 of 23

1	NAMES OF REPORTING PERSONS Dorothy W. Stapleton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 112,958
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 112,958
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,958
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN
*	See “Explanatory Note to Cover Pages” following the cover pages to this Statement.

CUSIP No. 835637109	Schedule 13D	Page 5 of 23

1	NAMES OF REPORTING PERSONS Walker R. Stapleton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 127,410
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 127,410
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 127,410
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN
*	See “Explanatory Note to Cover Pages” following the cover pages to this Statement.

CUSIP No. 835637109	Schedule 13D	Page 6 of 23

1	NAMES OF REPORTING PERSONS Wendy S. Reyes, Trustee, Separate Property Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 98,298
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 98,298
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,298
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN
*	See “Explanatory Note to Cover Pages” following the cover pages to this Statement.

CUSIP No. 835637109	Schedule 13D	Page 7 of 23

1	NAMES OF REPORTING PERSONS Benjamin F. Stapleton IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,766
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,766
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,766
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN
*	See “Explanatory Note to Cover Pages” following the cover pages to this Statement.

CUSIP No. 835637109	Schedule 13D	Page 8 of 23

1	NAMES OF REPORTING PERSONS Trust FBO Benjamin F. Stapleton IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,033
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,033
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,033
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO
*	See “Explanatory Note to Cover Pages” following the cover pages to this Statement.

CUSIP No. 835637109	Schedule 13D	Page 9 of 23

1	NAMES OF REPORTING PERSONS Sarah F. Stapleton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,766
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,766
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,766
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN
*	See “Explanatory Note to Cover Pages” following the cover pages to this Statement.

CUSIP No. 835637109	Schedule 13D	Page 10 of 23

1	NAMES OF REPORTING PERSONS Trust FBO Sarah F. Stapleton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,033
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,033
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,033
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO
*	See “Explanatory Note to Cover Pages” following the cover pages to this Statement.

CUSIP No. 835637109	Schedule 13D	Page 11 of 23

1	NAMES OF REPORTING PERSONS Trust FBO Katharine H. Stapleton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 861
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 861
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 861
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO
*	See “Explanatory Note to Cover Pages” following the cover pages to this Statement.

CUSIP No. 835637109	Schedule 13D	Page 12 of 23

1	NAMES OF REPORTING PERSONS Katharine H. Stapleton, Custodian for Karina Stapleton, UGMA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,868
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,868
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,868
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN
*	See “Explanatory Note to Cover Pages” following the cover pages to this Statement.

CUSIP No. 835637109	Schedule 13D	Page 13 of 23

1	NAMES OF REPORTING PERSONS Charles T. Schulze
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,749
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,749
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,749
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN
*	See “Explanatory Note to Cover Pages” following the cover pages to this Statement.

CUSIP No. 835637109	Schedule 13D	Page 14 of 23

1	NAMES OF REPORTING PERSONS Peter B. Schulze, Custodian for Isaiah Schulze, UGMA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 323
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 323
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 323
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN
*	See “Explanatory Note to Cover Pages” following the cover pages to this Statement.

CUSIP No. 835637109	Schedule 13D	Page 15 of 23

1	NAMES OF REPORTING PERSONS Stapleton Acquisition Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) BK/AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 695,924 (1)(2)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 602,353 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 695,924 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.6%
14	TYPE OF REPORTING PERSON (See Instructions) CO
*	See “Explanatory Note to Cover Pages” following the cover pages to this Statement.
(1)
Includes shares beneficially owned by Stapleton Acquisition Company (“SAC”) pursuant to those certain Contribution and Subscription Agreements entered into by and between SAC and each of Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, as Trustee for Separate Property Trust, on February 18, 2011, pursuant to which each of the foregoing have agreed to contribute his or her shares of Common Stock to SAC. Mr. Craig Stapleton is the sole director and shareholder of SAC.

CUSIP No. 835637109	Schedule 13D	Page 16 of 23

(2)
Also includes 93,571 shares of Common Stock of the Company over which SAC has shared voting power with Leeward Capital, L.P. and Leeward Investments, LLC, pursuant to and to the extent provided in that certain Acquisition Support Agreement as further described in Item 6 herein.

EXPLANATORY NOTE TO COVER PAGES

In the foregoing cover pages to this Statement, the box in row 2(b) is checked to denote that the Filing Persons (as defined in Item 2 of this Statement) may be deemed to constitute a “group” for purposes of Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended, with the Leeward Parties (as defined in Item 2 of this Statement) by reason of that certain Acquisition Support Agreement reported in Item 6 of this Statement but that the Filing Persons disclaim beneficial ownership of any of the shares of Common Stock beneficially owned by the Leeward Parties.

CUSIP No. 835637109	Schedule 13D	Page 17 of 23

This Statement amends the Schedule 13D previously filed by the Filing Persons (as defined below), other than Stapleton Acquisition Company (“SAC”), as previously amended from time to time.

Item 1.                 Security and Issuer

The title of the class of equity securities to which this statement relates is common stock, par value $0.0001 per share (the “Common Stock”), of SonomaWest Holdings, Inc. (“Issuer”), whose principal executive offices are located at 2064 Highway 116 North, Sebastopol, CA 95472.

Item 2.                 Identity and Background

Item 2 of the Schedule 13D is amended as follows:

The individuals and entities listed below (being herein collectively referred to as the “Filing Persons”), other than SAC, have previously filed the Schedule 13D to which this Statement relates and amends.  Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton, Wendy S. Reyes, Trustee of Separate Property Trust, and SAC (collectively, the “Acquisition Group”) have agreed to act together in connection with the transaction described in Item 4 of this Statement.  The Filing Persons, other than the members of the Acquisition Group, are not parties to the transactions described in Item 4 of this Statement and have no agreements, arrangements or understandings with any member of the Acquisition Group with respect to those transactions.

By reason of that certain Acquisition Support Agreement reported in Item 6 of this Statement (which is incorporated by reference in response to this Item) the Filing Persons may be deemed to constitute a “group” for purposes of Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with Leeward Capital, L.P., a California limited partnership (“Leeward Capital”), Leeward Investments, LLC, a California limited liability company (“Leeward Investments” and collectively with Leeward Capital, “Leeward”), which is the general partner of Leeward Capital, and Mr. Kent M. Rowett (“Mr. Rowett”), who is the Manager of Leeward Investments (collectively with Leeward, the “Leeward Parties”), who have reported on a Schedule 13D, as amended (the “Leeward 13D”), that they beneficially own 93,571 shares of Common Stock (constituting approximately 7.5% of the number of outstanding shares of Common Stock as of February 10, 2011).  Information about the identities of, and relationships among, the foregoing persons is set forth in the Leeward 13D and the Filing Persons assume no responsibility for such information or any information provided in future filings with the Securities and Exchange Commission (the “SEC”) made by or on behalf of any of the Leeward Parties with respect to any of them.  To the extent that the Filing Persons and the Leeward Parties may be deemed to constitute a “group,” this Statement and any future amendments to this Statement constitute solely the filings of the Filing Persons for purposes of Rule 13d-1(k) promulgated pursuant to the Exchange Act and the Filing Persons assume no responsibility for the completeness or accuracy of the information concerning the Leeward Parties contained in this Statement or any future amendment to this Statement.  The Filing Persons disclaim beneficial ownership of any of the shares of Common Stock beneficially owned by the Leeward Parties.

Listed below is the name, business or residence address and present principal occupation of each natural person who is a Filing Person, together with the name, principal business and address of any corporation or other organization in which such employment is conducted, as well as the name, state of organization, principal business and address of principal office of each entity which is a Filing Person. Each natural person listed below is a U.S. citizen.

CUSIP No. 835637109	Schedule 13D	Page 18 of 23

Name	Residence or Business Address	Principal Occupation (or Business) and Related Information	State of Organization
Craig R. Stapleton	P.O. Box 1576 135 East Putnam Avenue Greenwich, CT 06830	President and Chief Executive Officer of the Issuer	N/A
Dorothy W. Stapleton	P.O. Box 1576 135 East Putnam Avenue Greenwich, CT 06830	Homemaker	N/A
Walker R. Stapleton	4643 S. Ulster St., 8th Floor Denver, CO 80237	Colorado State Treasurer	N/A
Wendy S. Reyes, Trustee Separate Property Trust	P.O. Box 1576 135 East Putnam Avenue Greenwich, CT 06830	Trust for the Benefit of the Individual	California
Benjamin F. Stapleton IV	925 Park Avenue, Apt. 13 D New York, NY 10028	Research Associate Graywolf Capital	N/A
Trust FBO Benjamin F. Stapleton IV	P.O. Box 1576 135 East Putnam Avenue Greenwich, CT 06830	Trust for the Benefit of the Individual	Colorado
Sarah F. Stapleton	925 Park Avenue, Apt. 13 D New York, NY 10028	Student	N/A
Trust FBO Sarah F. Stapleton	P.O. Box 1576 135 East Putnam Avenue Greenwich, CT 06830	Trust for the Benefit of the Individual	Colorado
Trust FBO Katharine H. Stapleton	P.O. Box 1576 135 East Putnam Avenue Greenwich, CT 06830	Trust for the Benefit of the Individual	Colorado
Katharine H. Stapleton, Custodian for Karina Stapleton, UGMA	P.O. Box 1576 135 East Putnam Avenue Greenwich, CT 06830	Homemaker	N/A
Charles T. Schulze	P.O. Box 1513 135 East Putnam Avenue Greenwich, CT 06830	Private Business	N/A
Peter B. Schulze, Custodian for Isaiah Schulze, UGMA	P.O. Box 1513 135 East Putnam Avenue Greenwich, CT 06830	Private Business	N/A
Stapleton Acquisition Company	4643 S. Ulster Street, 8th Floor Denver, CO 80237	Holding Company	DE

Mr. Craig R. Stapleton is the sole director and shareholder of SAC.

During the past five years, no Filing Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 835637109	Schedule 13D	Page 19 of 23

Item 3.                  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended as follows:

In order to finance the tender offer and related transactions described in Item 4 below (which Item 4 is incorporated herein by reference), the Acquisition Group estimates that the amount of funds necessary to consummate the transactions would be approximately $5.8 million, excluding expenses. The financing for such amount is expected to be provided pursuant to a credit agreement between Wachovia Bank, a division of Wells Fargo Bank, N.A. (“Wachovia”), and Craig R. Stapleton, the proceeds of which are expected to be loaned to SAC by Mr. Stapleton.

Item 4.                  Purpose of Transaction

Item 4 of the Schedule 13D is amended as follows:

On February 18, 2011, Craig R. Stapleton, on behalf of the Acquisition Group, sent to the Board of Directors of the Issuer a letter (the “Proposal Letter”) which indicates that SAC intends to initiate a tender offer within 4 - 6 weeks to purchase all of the outstanding shares of Common Stock not owned by members of the Acquisition Group for $8.90 in cash per share.  The completion of the tender offer will be conditioned upon, among other things, the tender of a majority of the shares of Common Stock not beneficially owned by the Filing Persons, and ownership by SAC, upon consummation of the offer, of at least 90% of the outstanding shares of Common Stock.  A copy of the Proposal Letter is attached hereto as Exhibit 17, which is incorporated herein by reference.  The description herein of the proposal and the matters contemplated thereby is qualified in its entirety by reference to the Proposal Letter.

SAC expects to receive funding from Wachovia, through Craig R. Stapleton, to finance the proposed tender offer.  The tender offer will be conditioned upon the receipt of funds from Wachovia.

If, after the tender offer, SAC directly or indirectly owns at least 90% of the shares of Common Stock, it plans, in compliance with the applicable provisions of the Delaware General Corporation Law, to effect a “short-form” merger of the Issuer with SAC in which unaffiliated stockholders would receive the same per share consideration paid in the tender offer.

If the tender offer and merger are completed, the Common Stock would no longer be registered under Section 12 of the Exchange Act.

Except as set forth in this Item 4, no Filing Person has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.                  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended as follows:

As of February 18, 2011, each Filing Person beneficially owned the following number of shares of Common Stock:

CUSIP No. 835637109	Schedule 13D	Page 20 of 23

Name of Filing Person	Number of Shares Beneficially Owned		Percent of Outstanding
Craig R. Stapleton	712,323	(1)(2)	56.9%
Dorothy W. Stapleton	112,958		9.0%
Walker R. Stapleton	127,410		10.2%
Wendy S. Reyes, Trustee Separate Property Trust	98,298		7.9%
Benjamin F. Stapleton IV	2,766		0.2%
Trust FBO Benjamin F. Stapleton IV	1,033		0.1%
Sarah F. Stapleton	2,766		0.2%
Trust FBO Sarah F. Stapleton	1,033		0.1%
Trust FBO Katharine H. Stapleton	861		0.1%
Katharine H. Stapleton, Custodian for Karina Stapleton, UGMA	1,868		0.2%
Charles T. Schulze	5,749		0.5%
Peter B. Schulze, Custodian for Isaiah Schulze, UGMA	323		0.1%
Stapleton Acquisition Company	695,924	(2)(3)	55.6%

(1)  Includes 263,687 shares beneficially owned directly by Mr. Stapleton and 355,065 shares held by the other Filing Persons and with whom Mr. Stapleton shares voting and dispositive powers.

(2) Includes 93,571 shares of Common Stock over which SAC has shared voting power with Leeward Capital, L.P. and Leeward Investments, LLC, pursuant to and to the extent provided in that certain Acquisition Support Agreement as further described in Item 6 below.

(3) Includes shares beneficially owned by SAC pursuant to those certain Contribution and Subscription Agreements entered into by and between SAC and each of Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, as Trustee for Separate Property Trust, on February 18, 2011, pursuant to which each of the foregoing has agreed to contribute his or her shares of Common Stock to SAC.

The percentages set forth above are based on a total of 1,251,367 shares of Common Stock outstanding as of February 10, 2011.  No transaction in shares of Common Stock by any of the Filing Persons has taken place in the sixty days preceding the date of filing of this Schedule 13D.

Dorothy W. Stapleton is the wife of Craig R. Stapleton.  Walker R. Stapleton and Wendy S. Reyes are their children.  Benjamin F. Stapleton IV and Sarah Stapleton are the nephew and niece, respectively, of Craig R. Stapleton.  Katharine H. Stapleton is the sister of Craig R. Stapleton.  Karina Stapleton is the daughter of Katharine Stapleton.

Charles T. Schulze and Peter B. Schulze are brothers.  Isaiah Schulze is the son of Peter B. Schulze.

Reference is made to the response to Item 2 of this Statement, which is incorporated by reference in response to this Item, with respect to the disclaimer by the Filing Persons of beneficial ownership of any of the shares of Common Stock beneficially owned by the Leeward Parties.

Item 6.                  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended as follows:

CUSIP No. 835637109	Schedule 13D	Page 21 of 23

Each of Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes have agreed to contribute to SAC all of his or her shares of Common Stock in exchange for shares of SAC, pursuant to the terms and conditions set forth in a Contribution and Subscription Agreement, a form of which is attached hereto as Exhibit 18 and incorporated herein by reference.

SAC is party to that certain Acquisition Support Agreement, dated as of February 18, 2011 (the “Support Agreement”), with Leeward Capital and Leeward Investments, the beneficial owners of 93,571 shares of Common Stock (the “Leeward Shares”), or approximately 14.4% of the outstanding shares of Common Stock not owned by the Acquisition Group. Under the Support Agreement, SAC has agreed to propose a transaction, subject to the satisfaction of certain conditions, to the board of directors of the Issuer to acquire all of the outstanding shares of Common Stock not owned by SAC or its affiliates at a price of $8.90 in cash per share (the “Acquisition Price”), and Leeward has agreed to (i) if the transaction is structured as a tender offer, tender the Leeward Shares into the offer in exchange for consideration of not less than the Acquisition Price, (ii) support any Alternative SAC Acquisition Proposal (as defined in the Support Agreement) if the transaction is structured other than as a tender offer, and (iii) take such other actions as described in the Support Agreement.  As part of its obligation to support an Alternative SAC Acquisition Proposal, Leeward has agreed to vote the Leeward Shares, and has granted an irrevocable proxy to SAC to vote the Leeward Shares, in favor of any Alternative SAC Acquisition Proposal and against any proposed acquisition of the Issuer by a third party.  SAC has agreed that if any proposal is submitted to the stockholders of the Issuer for their vote or consent and Leeward has an obligation to vote or consent either for or against such proposal in accordance with the Support Agreement, SAC shall, and shall cause its affiliates to, similarly vote or consent for or against (as the case may be) such proposal all shares of Common Stock beneficially owned by them and entitled to vote or consent with respect to such proposal.

The Support Agreement will terminate on May 31, 2011 if the tender offer has not been commenced or if no definitive agreement relating to an Alternative SAC Acquisition Proposal has been entered into by May 31, 2011.  If the tender offer has been commenced or if a definitive agreement relating to an Alternative SAC Acquisition Proposal has been entered on or prior to May 31, 2011, the Support Agreement will terminate on September 30, 2011.  The term of the Support Agreement may continue beyond September 30, 2011 if SAC or the Issuer is diligently responding to comments received from the Staff of the SEC relating to the tender offer or an Alternative SAC Acquisition Proposal, but in no event will the term of the Support Agreement continue beyond December 31, 2011.  The Support Agreement is generally terminable upon the parties’ mutual consent or upon a party’s material breach of the agreement.  The Support Agreement may also be terminated if the tender offer has been commenced and is subsequently terminated or expires without any shares of Common Stock having been accepted for payment, and SAC has confirmed to Leeward in writing that SAC does not intend to pursue an Alternative SAC Acquisition Proposal, or if a definitive agreement relating to an Alternative SAC Acquisition Proposal is terminated in accordance with its terms.

The foregoing description of the Support Agreement and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference to the complete text of the Support Agreement, a copy of which is attached hereto as Exhibit 19 and the terms of which are incorporated by reference herein. There can be no assurance that the transactions contemplated by the Support Agreement will be consummated.

Except as otherwise described in this Schedule 13D, none of the Filing Persons is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to shares of Common Stock, including but not limited to transfer or voting of any of the shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

CUSIP No. 835637109	Schedule 13D	Page 22 of 23

Item 7.                  Material to be Filed as Exhibits

Exhibit 17	Letter to the Board of Directors of the Issuer dated February 18, 2011

Exhibit 18	Form of Contribution and Subscription Agreement, dated February 18, 2011, by and between each of the members of the Acquisition Group and SAC

Exhibit 19	Acquisition Support Agreement, dated February 18, 2011, by and among SAC, Leeward Capital and Leeward Investments

CUSIP No. 835637109	Schedule 13D	Page 23 of 23

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 18, 2011

/s/ Craig R. Stapleton
(Signature)

Craig R. Stapleton, individually and as attorney- in-fact for the other Filing Persons

President
(Name/Title)